UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Semilux International Ltd. Secures Taiwan Coast Guard UAV Pilot Program

On December 31, 2025, the Taiwan subsidiary of SemiLux International Ltd. (the “Company”), Taiwan Color Optics, Inc. (“TCO”), was awarded the Coastal and Maritime Surveillance UAV Pilot Program by the Taiwan Coast Guard Administration, under the Ocean Affairs Council of Taiwan. The contract value of the pilot program is approximately $7 million.

This pilot program represents a milestone in Taiwan’s deployment of long-endurance, long-range unmanned aerial systems for maritime surveillance and law-enforcement missions.

According to the official award announcement dated December 30, 2025, the procurement attracted four qualified bidders. TCO was ranked first in the evaluation and selected as the best-value bidder, based on systems integration capability, operational readiness, and lifecycle support planning.

The award reflects the Taiwan government’s recognition of the Company’s strengths in advanced optical sensing, UAV system integration, and localized production and sustainment. The core system of the pilot program is based on cooperation between the Company and Edge Autonomy, a U.S. manufacturer of unmanned systems. In this program, TCO will be responsible for overall systems integration, localized manufacturing activities, and ongoing technical support in Taiwan.

Outlook

Following the current pilot program, Taiwan’s Coast Guard Administration and Ministry of National Defense of Taiwan have publicly outlined follow-on UAV requirements as part of a coordinated national approach to maritime security and defense resilience, with the Taiwan Coast Guard pursuing a medium-range UAV expansion program and the Ministry of National Defense pursuing a large-scale fixed-wing VTOL UAV program. Building on the experience gained from the current Coast Guard pilot program, the Company believes that it is well positioned to support coast-guard and defense-scale UAV programs through proven long-endurance platforms, advanced optical and AI-enabled sensing integration, localized manufacturing and training capacity, and Blue UAS–aligned system architecture. Leveraging the Company as the international holding and capital platform, and TCO as the core execution and manufacturing arm, the Company aims to contribute to resilient and trusted defense and security supply chains across the Asia-Pacific region.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding future performance, market conditions, and strategic initiatives. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: January 6, 2026	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer

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